McGuireWoods LLP

800 East Canal Street

Richmond, Virginia 23219

May 8, 2020

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”)
Filed May 5, 2020
File No. 333-235539

Ladies and Gentlemen:

On behalf of HG Holdings, Inc. (“HG Holdings” or the “Company”), we hereby submit the response of the Company to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated May 7, 2020 (the “Comment Letter”) relating to the above-referenced Amendment No. 4. We have revised the Registration Statement on Form S-1 in response to the Staff’s comment and are filing concurrently with this letter Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 (as previously amended by Amendment Nos. 1, 2, 3, 4 and as further amended by Amendment No. 5, the “Registration Statement”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 5, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 5 marked to show changes from Amendment No. 4 as filed on May 5, 2020, and four clean courtesy copies of Amendment No. 5.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped below (in bold) the headers from the Comment Letter and the text of the Staff’s comment. The responses and information below are based upon information provided to us by HG Holdings.

Amendment No. 4 to Form S-1

Unaudited Pro Forma Financial Statements, page 4

1.        We note your revised disclosure in response to our prior comment 1. Please tell us how you determined adjustment (h) has a continuing impact. Reference is made to Rule 11-02(b)(6) of Regulation S-X.

The Company has revised the pro forma financial statements in Amendment No. 5 to (i) delete adjustment (h) and (ii) expand note (e) to indicate that the impact of the gain recognized giving effect to the payoff of the note previously referenced in adjustment (h) has been omitted as it was considered  nonrecurring income.

We thank you for your assistance in this matter. Please do not hesitate to call me at (804) 775-1031, or my colleague, David Rivard at (804) 775-1161, with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ David W. Robertson

David W. Robertson

cc:	Steven A. Hale II
Bradley G. Garner